UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number: 001-11141

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HEALTH MANAGEMENT ASSOCIATES, INC.

RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HEALTH MANAGEMENT ASSOCIATES, INC.

5811 PELICAN BAY BOULEVARD, SUITE 500

NAPLES, FLORIDA 34108-2710

Health Management Associates, Inc. Retirement Savings Plan

Audited Financial Statements

and Supplemental Schedules

Years Ended December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm

The Plan Sponsor of the

Health Management Associates, Inc.

Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Health Management Associates, Inc. Retirement Savings Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of delinquent participant contributions for the year ended December 31, 2010 and assets (held at end of year) as of December 31, 2010 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Certified Public Accountants

Miami, Florida

June 15, 2011

Health Management Associates, Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
Assets
Investments, at fair value:
Pooled separate accounts	$268,537,076	$204,318,557
Unallocated insurance contracts	160,438,705	151,717,274
Health Management Associates, Inc. Class A common stock	83,096,602	68,339,341

Total investments	512,072,383	424,375,172

Other assets:
Contributions receivable from employers	1,898,054	2,882
Notes receivable from participants	24,921,595	20,989,233

Total other assets	26,819,649	20,992,115

Total assets	538,892,032	445,367,287

Liabilities
Excess contributions	171,545	369,262
Accrued expenses	12,424	52,311

Total liabilities	183,969	421,573

Net assets available for benefits	$538,708,063	$444,945,714

See accompanying notes.

Health Management Associates, Inc. Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2010	2009
Additions
Net realized and unrealized appreciation in the fair value of investments: Pooled separate accounts	$31,166,996	$41,724,788
Health Management Associates, Inc. Class A common stock	20,218,834	60,558,122
Interest income	4,594,173	5,070,692

Total investment income	55,980,003	107,353,602

Interest income on notes receivable from participants	1,167,740	1,245,871

Contributions:
Participants	66,120,965	62,197,804
Employers	3,802,831	796,556
Rollovers	15,473,456	2,225,542

Total contributions	85,397,252	65,219,902

Total additions	142,544,995	173,819,375

Deductions
Benefit payments	18,976,579	18,804,242
Rollovers	29,094,874	27,850,517
Spin-offs to other qualified plans	-	26,945,207
Administrative expenses	711,193	703,112

Total deductions	48,782,646	74,303,078

Net increase in net assets available for benefits	93,762,349	99,516,297
Net assets available for benefits at the beginning of the year	444,945,714	345,429,417

Net assets available for benefits at the end of the year	$538,708,063	$444,945,714

See accompanying notes.

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2010

1. Description of the Plan

The following description of the Health Management Associates, Inc. Retirement Savings Plan (the “Plan”) provides only general information. Interested parties should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that became effective on October 1, 1990 and currently operates pursuant to an amended and restated Plan document, dated January 1, 2009, as subsequently amended. The Plan covers eligible employees, as defined in the Plan document, who may elect to participate in the Plan as of the date set forth in the Plan document; however, completion of a year of service is generally required before a participant is eligible for matching contributions from the Plan’s sponsor, Health Management Associates, Inc. (the “Company”), and/or certain of its participating subsidiaries. Prudential Bank & Trust, F.S.B. is the Plan’s trustee (the “Trustee”) and Prudential Retirement Insurance and Annuity Company is the Plan’s recordkeeper.

The Plan has been designed to qualify as a defined contribution plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”). The Plan includes a cash or deferred arrangement under Section 401(k) of the Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Effective October 1, 2009, the Company restructured one of its joint ventures. As a result of such restructuring, among other things, Plan participants affiliated with certain affected health care facilities had their outstanding loans and vested and unvested account balances, which aggregated $26,945,207, transferred from the Plan to other qualified benefit plans in two separate spin-off transactions.

Contributions

Subject to certain Code limitations, participants may elect to defer from 1% to 75% of their eligible compensation during each Plan year. Unless a participant elects otherwise, he or she will be automatically enrolled in the Plan and will be treated as having elected to contribute 4% of his or her eligible compensation to the Plan. Additionally, subject to certain Code limitations, participants who attain the age of fifty before the end of a taxable year are eligible to make voluntary catch-up contributions.

The Company and certain of its participating subsidiaries may make discretionary matching contributions to the Plan. During the period January 1, 2009 through September 30, 2010, the Company suspended all matching contributions, except for those pertaining to eligible employees at facilities that were covered by certain collective bargaining arrangements (referred to herein as the “CBA Employees”). For the years ended December 31, 2010 and 2009,

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

substantially all matching contributions for the CBA Employees were in an amount equal to one-third of a Plan participant’s deferred compensation, but not exceeding 2% of the participant’s eligible compensation. Effective with the first pay period that began after October 1, 2010 and through the last pay period in 2010, matching contributions for all eligible employees who were not CBA Employees were in an amount equal to one-sixth of a Plan participant’s deferred compensation, but not exceeding 1% of the participant’s eligible compensation. One of the Company’s subsidiaries may also make discretionary profit-sharing contributions on behalf of its eligible employees; however, there were no such contributions to the Plan during the years ended December 31, 2010 and 2009. At their discretion, the Company and its participating subsidiaries may make qualified matching or qualified nonelective contributions (or designate matching or profit-sharing contributions as qualified matching or qualified nonelective contributions, respectively) in amounts determined by the Company in its sole discretion.

Effective January 1, 2011, the Plan was amended to add new annual matching contribution eligibility requirements for Plan participants who are not CBA Employees. To receive a discretionary matching contribution subsequent to such date, affected Plan participants must be employed by the Company or one of its participating subsidiaries on December 31 and must be credited with 1,000 hours of service during the Plan year then ended. These annual eligibility requirements are waived for participants who retire, become disabled or die during a Plan year and, at the discretion of the Plan sponsor, participants who are affected by the sale of the assets of a Company location or the closure of a Company location during a Plan year.

Prior to March 7, 2011, substantially all Company contributions were required to be initially invested in the Company’s Class A common stock. Immediately after those contributions were deposited in the Plan, the investments were entirely participant-directed. Effective March 7, 2011, Company contributions were required to be initially invested in participant-directed investments other than the Company’s Class A common stock. Historically, the Plan also offered the Company’s Class A common stock as an investment option; however, effective March 7, 2011, new investments in that option were prohibited and all related investment accounts were frozen to any new deposits and transfers from other investments. The Plan provides that existing holdings of the Company’s Class A common stock will be held in the Plan until disposed of in accordance with a participant’s direction or processed as a benefit payment/rollover. Accordingly, Plan participants can continue to sell their existing Company Class A common stock holdings at their discretion (subject to certain Plan rules and conditions) but can no longer acquire Company Class A common stock through the Plan.

Participants may contribute amounts representing distributions from other qualified pension plans in the form of rollover contributions. As a result of recent acquisitions by the Company’s participating subsidiaries, there was a significant amount of rollover contributions received by the Plan during the year ended December 31, 2010.

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts and Forfeitures

Each participant’s account is credited with the participant’s contributions and allocations of Company contributions and Plan earnings or losses. Allocations are based on participant earnings or account balances, as defined by the Plan document. Specifically, each participant’s account is (i) credited with the participant’s and the Company’s contributions, investment income and an allocation of the net appreciation/depreciation in the fair value of investments and (ii) charged with the participant’s withdrawals and distributions, as well as an allocable share of the Plan’s administrative expenses that are not paid by the Company. Investment income and appreciation/depreciation in the fair value of investments are allocated by individual fund based on the proportion that each participant’s account balance bears to the aggregate balance of all participants. Each participant’s proportionate share of investment earnings/losses is then credited to, or charged against, his or her individual fund account.

The benefit to which a participant is entitled is that which can be provided from the participant’s vested account. If a participant separates from service before becoming fully vested, the portion of the account attributable to Company contributions is generally not permanently forfeited until the participant incurs a five-year break in service. Accordingly, participants who are rehired by the Company or an affiliate within five years of their termination date will have their nonvested Company contributions, if any, restored. Participants that received distributions of their vested balances upon severance from the Company and/or its affiliates must comply with the provisions of the Plan document to reinstate their nonvested Company contributions.

Forfeited balances of nonvested accounts are used to: (i) reduce future Company contributions; (ii) pay administrative expenses of the Plan; and (iii) reinstate certain account balances of former Plan participants who are rehired by the Company or an affiliate; however, forfeitures cannot be used to increase benefits for Plan participants. The Plan used forfeitures aggregating $1,540,787 and $871,667 during the years ended December 31, 2010 and 2009, respectively. The amounts of accumulated forfeitures at December 31, 2010 and 2009 were $205,747 and $583,479, respectively.

Participant Loans

Participants may borrow against their vested account balance a minimum of $1,000 and a maximum aggregate amount not to exceed the lesser of (i) 50% of their vested account balance or (ii) $50,000. The loan repayment period cannot exceed five years unless the loan is for the purchase of a primary residence, in which case the loan repayment period may not exceed ten years. Loans are secured by a participant’s vested account balance and bear interest at a rate commensurate with local prevailing rates, as determined at the time the loan is approved. Principal and interest are generally paid ratably through payroll withholdings and outstanding loan balances are due and payable upon a participant’s termination of employment. A discussion of special loan repayment provisions available to certain terminated participants is set forth below under the heading “Vesting.”

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Withdrawals and Payments of Benefits

Upon retirement, disability, death or termination of employment, the vested amount of a participant’s account is distributable to the participant or a designated beneficiary in Company Class A common stock and/or cash. Amounts that were rolled over from another qualified benefit plan, plus earnings thereon, are always available for distribution at a participant’s discretion. Otherwise, participants are only entitled to withdrawals from their accounts prior to severance from employment if they attain age 59 1/2 or qualify for a hardship withdrawal.

Vesting

Participants are immediately vested in their voluntary contributions, qualified matching contributions and qualified nonelective contributions, plus earnings thereon. A participant becomes fully vested in Company matching contributions and profit-sharing contributions, if any, plus earnings thereon, upon the occurrence of one of the following events:

•	The participant attains his/her Normal Retirement Date, as such term is defined in the Plan document, while still an employee of the Company or one of its affiliates;

•	The participant becomes Disabled, as such term is defined in the Plan document, while still an employee of the Company or one of its affiliates;

•	The participant dies while an employee of the Company or one of its affiliates; or

•	The Company terminates the Plan in accordance with its terms or a participant is affected by a partial Plan termination.

Absent one of the above circumstances, the Plan utilizes a graded vesting schedule whereby participants vest 20% per annum upon the completion of two years of vesting service. A participant becomes 100% vested upon the completion of six years of vesting service. A year during which an employee works at least 1,000 hours is deemed to be a year of vesting service.

The Plan provides accelerated vesting and special loan repayment provisions to participants whose employment is terminated as a result of the sale of the assets of a Company location or the closure of a Company location. In that regard, participants who are covered by such Plan provision will become (i) fully vested on the date the underlying transaction or event is completed and (ii) eligible for post-employment repayment of outstanding loans according to such loans’ original terms. Effective December 31, 2010, these Plan provisions covered employees affected by the disposition of a general acute care hospital in Meridian, Mississippi and its related health care operations. Effective July 1, 2011, employees working at a general acute care hospital in Marathon, Florida and its related health care operations will be similarly affected.

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared using the accrual method of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Rules and Related Reclassifications

During September 2010, the Financial Accounting Standards Board issued new accounting rules that require participant loans to be (i) measured at their unpaid principal balances, plus accrued but unpaid interest thereon, and (ii) characterized as notes receivable from participants. The Plan adopted the new accounting rules during the year ended December 31, 2010. Previously, participant loans were recorded at their estimated fair values and classified as investments. As a result of adopting the new accounting rules, certain amounts in the Plan’s financial statements have been reclassified in the prior year to conform to the current year presentation. Such reclassifications affected notes receivable from participants and the related interest income. The new accounting rules had no impact on the Plan’s net assets available for benefits as of December 31, 2010 and 2009 or for the years then ended because loans due from participants have historically approximated their estimated fair values.

Investment Valuation

There were no changes in the Plan’s valuation methodologies for its investments during the years ended December 31, 2010 and 2009. The valuation methods described below may produce a fair value measurement that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s management believes the valuation methods are appropriate and consistent with other market participants, the use of differing methodologies or assumptions to determine the fair values of the Plan’s investments could result in different fair value measurements at the reporting dates.

Equity Securities

Investments in equity securities are stated at their estimated fair values based on quoted prices in an active market. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year.

Pooled Separate Accounts

The estimated fair values of the participation units owned by the Plan in pooled separate accounts are based on quoted redemption values, as determined by the recordkeeper, on the last business day of the Plan year. Pooled separate accounts are accounts established by the Trustee solely for the purpose of investing the assets of one or more plans. Funds in a separate account are not commingled with other assets of the Trustee for investment purposes.

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Unallocated Insurance Contracts

As required by GAAP, investment contracts held by a defined contribution plan are required to be reported at their fair value. However, contract value is the relevant measurement factor for the Plan’s fully benefit-responsive investment contracts because contract value is generally the amount that participants receive when they initiate permitted transactions. During the years presented herein, the contract values of the Plan’s unallocated insurance contracts reasonably approximated their corresponding fair values, which were estimated by the Plan’s management after considering, among other things, the current yields of similar investments in the marketplace with comparable durations and the overall creditworthiness of the Trustee. Accordingly, the Plan’s unallocated insurance contracts are recorded at their contract values, which represent contributions and reinvested interest income, less withdrawals and expenses, plus or minus net participant-directed transfer activity with the Plan’s other investment funds.

The unallocated insurance contracts in the Plan’s financial statements represent contracts between the Trustee and the Plan that provide for a guaranteed investment return over a specified time period. Other than certain limited circumstances, which the Plan’s management considers unlikely to occur, these contracts have fully benefit-responsive features. However, in the event of such an unlikely circumstance, the Trustee has the right to defer transfers or distributions. For example, in the event of a withdrawal request coinciding with a pool closing, the contract value would be paid in installments, which may result in an aggregate distribution of an amount other than the contract value. At December 31, 2010 and 2009, no unallocated insurance contract reserves were recorded or deemed necessary for the inherent credit risk of the Trustee or other related matters.

The Plan’s unallocated insurance contracts credited interest to Plan participant accounts at a weighted average annual rate of 3.00% and 3.40% during the years ended December 31, 2010 and 2009, respectively. Interest is credited to participant accounts using the single portfolio rate approach whereby a discrete contractual interest rate is applied to all contributions during the period, regardless of the timing of the receipt of the contributions during such period.

When establishing unallocated insurance contract gross and net interest crediting rates, the Trustee considers a number of factors, including, but not limited to, current economic and market conditions, the general interest rate environment and the expected and actual experience of a reference portfolio. However, the Trustee does not use an explicit formula to establish such crediting interest rates, which are reset semi-annually and cannot be less than 1.50%. Subsequent to December 31, 2010, the net crediting interest rate on the Plan’s unallocated insurance contract was set at 2.75% for the six months ending June 30, 2011.

At both December 31, 2010 and 2009, the average net yield earned by the Plan’s unallocated insurance contracts was 3.00%.

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Notes Receivable from Participants

Notes receivable from participants represent loans that are recorded at their unpaid principal balances, plus accrued but unpaid interest thereon. Interest income on notes receivable from participants is recognized when earned and any loan-related fees are expensed when incurred. No allowance for loan losses was recorded at December 31, 2010 or 2009. If a participant ceases to make loan repayments and the Plan’s recordkeeper deems the loan to be a distribution, the participant loan balance is reduced and a benefit payment is recognized.

Contributions

Participant contributions are recognized when payroll withholdings are processed and are remitted to the Plan as soon as administratively practicable. Company matching contributions, if previously approved and declared by the Company or its participating subsidiaries, accrue to the Plan at such payroll withholding dates. These contributions are generally remitted to the Plan at the same time as the underlying participant contributions.

Discretionary nonelective Company contributions accrue to the Plan when declared and are remitted prior to the date that the Company files its federal income tax return for the corresponding fiscal year.

Rollover contributions are recognized when received by the Plan.

Investment Income

Interest income is recognized when earned. Dividend income is recorded on the ex-dividend date. Gains and losses on dispositions of securities are recorded on a trade-date basis.

Concentrations of Market and Credit Risk

The Plan’s exposure to credit loss in the event of nonperformance of its investments is limited to the carrying value of each such investment. The Plan’s concentrations of credit and market risk are dictated by individual participant investment preferences. Due to the risks associated with investments and uncertainties related to changes in the values of such investments, it is at least reasonably possible that changes in the marketplace in the near term could materially affect participant account balances and the amounts reported in the Plan’s financial statements.

Administrative Expenses

Certain of the Plan’s administrative expenses are paid directly by the Company and, accordingly, such expenses are not reflected in the Plan’s financial statements.

Benefit Payments and Rollover Distributions

Benefit payments and rollover distributions are recognized when paid by the Plan.

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements and Investments

GAAP defines fair value as the amount that would be received for an asset or paid to transfer a liability (i.e., an exit price) in the principal market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP also establishes a hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. GAAP describes the following three levels of inputs that may be used:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets and liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:	Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3:	Unobservable inputs when there is little or no market data available, thereby requiring an entity to develop its own assumptions. The fair value hierarchy gives the lowest priority to Level 3 inputs.

Transfers between levels within the fair value hierarchy are recognized by the Plan on the date of the change in circumstances that requires such transfer. The tables below summarize the estimated fair values of the Plan’s investments by investment strategy.

	Level 1	Level 2	Level 3
As of December 31, 2010:
Company Class A common stock	$83,096,602	$-	$-
Pooled separate accounts:
Large cap stock funds	-	89,111,538	-
Mid cap stock funds	-	24,724,103	-
Small cap stock funds	-	36,545,390	-
Fixed income fund	-	31,845,911	-
Balanced fund	-	10,432,014	-
International stock fund	-	25,871,506	-
Life cycle funds (funds of funds)	-	50,006,614	-
Unallocated insurance contract	-	-	160,438,705

Totals	$83,096,602	$268,537,076	$160,438,705

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements and Investments (continued)

	Level 1	Level 2	Level 3
As of December 31, 2009:
Company Class A common stock	$68,339,341	$-	$-
Pooled separate accounts:
Large cap stock funds	-	69,090,158	-
Mid cap stock funds	-	18,382,788	-
Small cap stock funds	-	26,241,798	-
Fixed income fund	-	23,449,267	-
Balanced fund	-	9,716,857	-
International stock fund	-	19,808,312	-
Life cycle funds (funds of funds)	-	37,629,377	-
Unallocated insurance contract	-	-	151,717,274

Totals	$68,339,341	$204,318,557	$151,717,274

Effective March 11, 2011, the life cycle funds were no longer available as investment options under the Plan, except for one fund with estimated fair values of $12,324,766 and $5,201,768 at December 31, 2010 and 2009, respectively. All amounts invested in the discontinued life cycle funds were transferred to other Plan investments at the direction of the affected participants.

The table below summarizes recent changes in the estimated fair values of the Plan’s unallocated insurance contracts (i.e., the only Level 3 investment).

	Years Ended December 31,
	2010	2009
Balances at the beginning of the year	$151,717,274	$157,147,139
Issuances, repayments and settlements, net	8,721,431	(5,429,865)

Balances at the end of the year	$160,438,705	$151,717,274

The estimated fair values of individual investments that represent 5% or more of the Plan’s net assets available for benefits are summarized in the table below.

	December 31,
	2010	2009
Prudential Retirement Insurance and Annuity Company:
Guaranteed Income Fund (unallocated insurance contracts)	$160,438,705	$151,717,274
Large Cap Value/LSV Asset Management Fund	42,940,288	33,808,570
Core Bond Enhanced Index/PIM Fund	31,845,911	23,449,267
Large Cap Growth/Turner Investment Partners Fund (1)	30,825,842	-
Company Class A common stock	83,096,602	68,339,341

(1)	At December 31, 2009, the estimated fair value of this fund was $22,007,781, which was less than 5% of the Plan’s net assets available for benefits on such date.

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

4. Excess Contributions

Subsequent to December 31, 2010, certain 2010 participant contributions were deemed to be excess contributions under the Code. Such contributions and the related investment earnings thereon were refunded to Plan participants in March 2011. A liability for excess contributions of $171,545 was recorded in the Plan’s financial statements at December 31, 2010. The corresponding excess contribution liability at December 31, 2009 was $369,262.

5. Income Taxes

The Plan received a determination letter from the Internal Revenue Service (“IRS”), dated September 23, 2009, stating that the Plan is qualified, in form, under Section 401(a) of the Code. Accordingly, the related trust is exempt from taxation and no provision for income taxes has been provided in the Plan’s financial statements. The Plan’s amendments and its restatement subsequent to the application for tax-exempt status have been structured to, and are intended to, maintain the Plan’s tax qualified status. To confirm the Plan’s tax-exempt status, the amended and restated Plan document, dated January 1, 2009, as subsequently amended, was submitted to the IRS during May 2011 with a request for an updated tax determination letter; however, no response has yet been received from the IRS. The Plan is required to operate in conformity with the Code and the Plan document to maintain its tax qualified status. If deemed necessary, the Plan administrator will take remedial action to cause the Plan’s operations to be compliant with the Code and the Plan document.

The effects of a tax position are recognized in the Plan’s financial statements when, based on its technical merits, the tax position is more likely than not to be sustained upon examination by the IRS. The Plan’s management analyzed the tax positions taken by the Plan as of December 31, 2010 and concluded that there were no uncertain tax positions taken or expected to be taken. During the years ended December 31, 2010 and 2009, the Plan recorded no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits and examinations by federal and various state tax jurisdictions. The Plan’s management believes that the Plan is no longer subject to income tax audit or examination for years prior to 2003.

6. Party-in-Interest Transactions

Plan investments include (i) shares of pooled separate accounts and trust funds (i.e., unallocated insurance contracts) that are managed by the Trustee and (ii) shares of the Company’s Class A common stock. Additionally, the Company paid an immaterial amount of the Plan’s administrative expenses during each of the years ended December 31, 2010 and 2009 and those expenses are not reflected in the Plan’s financial statements. These arrangements are characterized as party-in-interest transactions.

Health Management Associates, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

7. Class Action Lawsuits

On or about August 20, 2007, the Company and certain of its executive officers and directors were named as defendants in an action entitled Ingram v. Health Management Associates, Inc. et al. (No. 2:07-CV-00529) (the “Ingram Action”), which was filed in the U.S. District Court for the Middle District of Florida, Fort Myers Division (the “Florida District Court”). This action was brought as a purported class action on behalf of all participants in or beneficiaries of the Plan during the period January 17, 2007 through August 20, 2007 and whose participant accounts included shares of the Company’s Class A common stock. The plaintiff alleged, among other things, that the defendants: (i) breached their fiduciary responsibilities to Plan participants and their beneficiaries under ERISA and neglected to adequately supervise the management and administration of the Plan; (ii) failed to communicate complete, full and accurate information regarding the Plan’s investments in the Company’s Class A common stock; and (iii) had conflicts of interest. Three similar purported ERISA class action lawsuits were subsequently filed in the Florida District Court. On May 14, 2008, the Florida District Court granted the plaintiffs’ motion to consolidate the four ERISA actions under the docket number and caption assigned to the Ingram Action.

On November 1, 2010, the parties entered into a stipulation that provided for (i) the dismissal of all claims with prejudice as to the named plaintiffs and (ii) each side to bear its own costs and attorneys’ fees. On November 2, 2010, the Florida District Court entered an order of dismissal.

8. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan document to terminate the Plan, subject to the provisions of ERISA. In the event of a Plan termination, participants become fully vested in their Company contributions, including investment earnings thereon, and the balance in each participant’s account shall be held in the Plan and continue to accrue investment earnings until it is distributed as a benefit payment or rollover distribution.

Supplemental Schedules

Health Management Associates, Inc. Retirement Savings Plan

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

EIN #61-0963645 Plan #001

Year Ended December 31, 2010

Participant Contributions Transferred Late to the Health Management Associates, Inc. Retirement Savings Plan	Total that Constitute Nonexempt Prohibited Transactions
Total Fully
Check here if Late Participant Loan Repayments are included: ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Corrected Under VFCP and PTE 2002-51

$ 7,911	$ -	$ 7,911	$ -	$ -

Health Management Associates, Inc. Retirement Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN #61-0963645 Plan #001

December 31, 2010

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost **	(e) Current Value

*	Health Management Associates, Inc.	Class A common stock, $0.01 par value (8,710,336 shares) (1)		$83,096,602
*	Prudential Retirement Insurance and Annuity Company	Guaranteed Income Fund (unallocated insurance contract)		160,438,705***
*	Prudential Retirement Insurance and Annuity Company	Balanced/Turner Investment Partners, PIM Fund		10,432,014
*	Prudential Retirement Insurance and Annuity Company	Core Bond Enhanced Index/PIM Fund		31,845,911
*	Prudential Retirement Insurance and Annuity Company	Dryden S&P 500® Index Fund		15,345,408
*	Prudential Retirement Insurance and Annuity Company	International Blend/Applied Quantitative Research Fund		25,871,506
*	Prudential Retirement Insurance and Annuity Company	Lifetime Income and Equity Fund (2)		2,299,087
*	Prudential Retirement Insurance and Annuity Company	Lifetime Growth Fund (2)		7,594,794
*	Prudential Retirement Insurance and Annuity Company	Lifetime Conservative Growth Fund (2)		7,924,823
*	Prudential Retirement Insurance and Annuity Company	Lifetime Balanced Fund (2)		12,967,283
*	Prudential Retirement Insurance and Annuity Company	Lifetime Aggressive Growth Fund (2)		6,895,861
*	Prudential Retirement Insurance and Annuity Company	Large Cap Growth/Turner Investment Partners Fund		30,825,842
*	Prudential Retirement Insurance and Annuity Company	Large Cap Value/LSV Asset Management Fund		42,940,288
*	Prudential Retirement Insurance and Annuity Company	Mid Cap Growth/Artisan Partners Fund		11,980,363
*	Prudential Retirement Insurance and Annuity Company	Mid Cap Value Fund (sub-advised by Wellington Management)		12,743,740
*	Prudential Retirement Insurance and Annuity Company	Small Cap Growth/TimesSquare Fund		21,536,559
*	Prudential Retirement Insurance and Annuity Company	Small Cap Value/The Boston Company Asset Management Fund		15,008,831
*	Prudential Retirement Insurance and Annuity Company	Prudential IncomeFlex® TargetSM Easy PathSM Balanced Fund		12,324,766
*	Participants	Loans with interest rates ranging from 4.25% to 10.50% and various maturity dates		24,921,595

				$536,993,978

*	Investment is with a party-in-interest to the Health Management Associates, Inc. Retirement Savings Plan.
**	Pursuant to Internal Revenue Service Form 5500 disclosure requirements, cost information has been omitted for participant-directed investments and participant loans.
***	Represents contract value.

(1)	Effective March 7, 2011, this investment was frozen to any new contributions, deposits and transfers from other investments. However, participants can sell their holdings at their discretion (subject to certain rules and conditions of the Health Management Associates, Inc. Retirement Savings Plan).
(2)	Effective March 11, 2011, the Lifetime Funds were no longer available as investment options. All amounts invested in such funds were transferred to other investments at the direction of the affected participants.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Health Management Associates, Inc., as sponsor of the Health Management Associates, Inc. Retirement Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Health Management Associates, Inc.
Retirement Savings Plan

	By:	Health Management Associates, Inc., as sponsor

Date: June 15, 2011	By:	/s/ Robert E. Farnham
Robert E. Farnham
Senior Vice President - Finance